Exhibit 12
                                                              -----------
                  MCI COMMUNICATIONS CORPORATION AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                        (In millions, except ratio amounts)
                                  (unaudited)
                                          Year Ended December 31,
                                 ------------------------------------------
                               1994      1993      1992      1991      1990
                              -----     -----     -----     -----     -----
Earnings:
  Income before
  income taxes and
  extraordinary item
  per income statement       $1,280    $1,045    $  963    $  848    $  440

Add:
  Fixed charges                 315       315       346       334       321

Less:
  Capitalized interest           78        61        52        58        49
                             ------    ------    ------    ------    ------

     Total earnings          $1,517    $1,299    $1,257    $1,124    $  712
                             ======    ======    ======    ======    ======

Fixed Charges:
  Fixed charges on
  indebtedness,
  including amortization
  of debt discount and
  premium                    $  231    $  239    $  270    $  270    $  262

Interest portion of
  operating lease
  rentals (a)                    84        76        76        64        59
                             ------    ------    ------    ------    ------

   Total fixed charges       $  315    $  315    $  346    $  334    $  321
                             ======    ======    ======    ======    ======

Ratio of earnings to
  fixed charges                4.82      4.12      3.63      3.37      2.22
                             ======    ======    ======    ======    ======

(a) The interest portion of operating lease rentals is calculated as one third of rent expense which represents a reasonable approximation of the interest factor.
